Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and six-month periods ended

May 31, 2023 and 2022

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(in thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 24

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at May 31, 2023 and November 30, 2022

(Unaudited)

	Note	May 31, 2023	November 30, 2022

Assets
Current assets
Cash		$16,957	$23,856
Bonds and money market funds		8,412	9,214
Trade and other receivables		13,119	12,045
Tax credits and grants receivable		425	299
Income taxes receivable		59	-
Inventories	5	9,162	19,688
Prepaid expenses and deposits		2,746	7,665
Derivative financial assets		249	603

Total current assets		51,129	73,370

Non-current assets
Property and equipment		1,449	1,494
Right-of-use assets		952	1,595
Intangible assets		13,531	15,009
Deferred financing costs		1,672	1,792

Total non-current assets		17,604	19,890

Total assets		$68,733	$93,260

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$33,605	$41,065
Provisions	6	7,553	7,517
Convertible unsecured senior notes	8	27,373	26,895
Term loan	7	-	37,894
Current portion of lease liabilities	9	397	476
Marathon Warrants	10(b)	2,350	-
Income taxes payable		-	394
Deferred revenue		38	38

Total current liabilities		71,316	114,279

Non-current liabilities
Term loan	7	38,105	-
Lease liabilities	9	797	1,446
Other liabilities		46	106

Total non-current liabilities		38,948	1,552

Total liabilities		$110,264	$115,831

Equity
Share capital and Public Offering Warrants	10	$338,751	$338,751
Equity component of convertible unsecured senior notes		2,132	2,132
Contributed surplus		20,148	18,810
Deficit		(403,105)	(382,649)
Accumulated other comprehensive income		543	385

Total equity		(41,531)	(22,571)

Subsequent events	15		-

Total liabilities and equity		$68,733	$93,260

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(in thousands of United States dollars, except per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

		For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note	2023	2022	2023	2022

Revenue	3	$17,549	$19,268	$37,457	$37,825

Operating expenses
Cost of sales
Cost of goods sold		4,909	7,759	9,602	12,637
Amortization of other assets		-	1,220	-	2,441
Research and development expenses, net of tax credits of $48 and$120 (2022 – $66 and $153)		10,389	11,056	19,745	19,059
Selling expenses		6,479	15,371	13,293	23,178
General and administrative expenses		3,716	4,823	8,168	9,191

Total operating expenses		25,493	40,229	50,808	66,506

Loss from operating activities		(7,944)	(20,961)	(13,351)	(28,681)

Finance income	4	546	54	672	100
Finance costs	4	(2,489)	(1,698)	(7,555)	(3,029)

		(1,943)	(1,644)	(6,883)	(2,929)

Loss before income taxes		(9,887)	(22,605)	(20,234)	(31,610)
Income tax expense		(126)	(122)	(222)	(149)

Net loss for the period		(10,013)	(22,727)	(20,456)	(31,759)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”) financial assets		81	(223)	158	(326)
Exchange differences on translation of foreign operations		-	390	-	487

		81	167	158	161

Total comprehensive loss for the period		$(9,932)	$(22,560)	$(20,298)	$(31,598)

Basic and diluted loss per share	10(d)	$(0.10)	$(0.24)	$(0.21)	$(0.33)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for share amounts)

Six-month periods ended May 31, 2023 and 2022

(Unaudited)

				For the six-month period ended May 31, 2023

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2022		96,806,299	$338,751	$2,132	$18,810	$(382,649)	$385	$(22,571)

Total comprehensive loss for the period		-	-	-	-	(20,456)	-	(20,456)
Net loss for the period
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	158	158

Total comprehensive loss for the period		-	-	-		(20,456)	158	(20,298)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	10(c)	-	-	-	1,338	-	-	1,338

Total contributions by owners		-	-	-	1,338	-	-	1,338

Balance as at May 31, 2023		96,806,299	$338,751	$2,132	$20,148	$(403,105)	$543	$(41,531)

				For the six-month period ended May 31, 2022

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income (loss)
		Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2021		95,121,639	$335,752	$4,457	$12,843	$(335,248)	$(44)	$17,760

Total comprehensive loss for the period		-	-	-	-	(31,759)	-	(31,759)
Net loss for the period		-	-	-	-		-
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	(326)	(326)
Exchange differences on translation of foreign operation		-	-	-	-	-	487	487

Total comprehensive loss for the period		-	-	-	-	(31,759)	161	(31,598)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan		-	-	-	2,194	-	-	2,194

Total contributions by owners		-	-	-	2,194	-	-	2,194

Balance as at May 31, 2022		95,121,639	$335,752	$4,457	$15,037	$(367,007)	$117	$(11,644)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

		For the three-month periods ended May 31,		For the six-month periods ended May 31,
	Note	2023	2022 (recast1)	2023	2022 (recast1)

Cash flows from (used in)
Operating
Net loss for the period		$(10,013)	$(22,727)	$(20,456)	$(31,759)
Adjustments for
Depreciation of property and equipment		109	61	207	119
Amortization of intangible assets and other assets		739	8,322	1,478	10,338
Amortization of right-of-use assets		84	108	186	218
Share-based compensation for stock option plan and stock appreciation rights		702	766	1,278	2,208
Gain on lease termination		-	-	(121)	-
Change in fair value of derivative financial assets		18	33	349	151
Change in fair value of liability related to deferred stock unit plan		(9)	(31)	(164)	(146)
Interest on convertible unsecured senior notes and term loan	4	1,874	833	3,658	1,635
Interest paid on convertible unsecured notes and term loan		(1,429)	-	(3,617)	(1,653)
Interest income		(209)	(54)	(436)	(100)
Interest received		244	103	484	171
Income tax expense		126	122	222	149
Income taxes paid		(675)	(64)	(675)	(64)
Foreign exchange		(75)	239	210	195
Loss on debt modification – issuance of Marathon Warrants		-	-	2,650	-
Change in fair value of Marathon Warrants		(300)	-	(300)	-
Accretion expense and amortization of deferred financing costs	4	609	544	1,142	1,061

		(8,205)	(11,745)	(13,905)	(17,477)

Change in operating assets and liabilities
Trade and other receivables		(3,093)	1,077	(1,008)	(2,085)
Tax credit and grants receivable		(49)	(66)	(121)	56
Inventories		2,653	930	7,231	3,878
Prepaid expenses and deposits		3,275	1,097	4,919	3,342
Accounts payable and accrued liabilities		2,592	7,095	(3,953)	3,837
Provisions		(735)	568	(64)	1,715

		4,643	10,701	7,004	10,743

Cash flows used in operating activities		(3,562)	(1,044)	(6,901)	(6,734)

Financing activities
Share issue costs			-	(37)	-
Payments of lease liabilities		(96)	(154)	(221)	(310)
Deferred financing costs		(146)	(30)	(146)	(200)

Cash flows used in financing activities		(242)	(184)	(404)	(510)

Investing activities
Proceeds from sale of bonds and money market funds		815	406	815	406
Acquisition of bonds and money market funds		-	(4)	-	(6)
Acquisition of derivative financial assets		-	-	(104)	-
Acquisition of property and equipment		(81)	(305)	(303)	(349)

Cash flows from investing activities		734	97	408	51

Net change in cash during the period		(3,070)	(1,131)	(6,897)	(7,193)

Cash, beginning of period		20,023	14,342	23,856	20,399

Effect of foreign exchange on cash		4	(11)	(2)	(6)

Cash, end of period		$16,957	$13,200	$16,957	$13,200

1 The company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities, see Note 2.

Refer to Note 11 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

The Company has two wholly-owned subsidiaries that are material:

•

Theratechnologies Europe Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies Europe Limited provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

•

Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2022 and the notes thereto.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on July 11, 2023.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

b)	Going concern uncertainty

As part of the preparation of the interim financial statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from May 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the six-month period ended May 31, 2023, the Company incurred a net loss of $20,456 (2022 – $31,759) and had negative operating cash flows of $6,901 (2022 - $6,734). The Company’s total current liabilities exceeded total current assets at May 31, 2023.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (“Liquidity Breach”) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. The Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. The Company obtained a temporary reduction in the minimum liquidity covenant amount until July 28, 2023, however the lender has not waived its rights related to the default at this time. The Company and the lender agreed to discuss an extension of the reduction of the minimum liquidity covenant amount and the conditions related thereto, if any. There can be no assurance that an agreement will be reached with the lender. As the Liquidity Breach occurred after May 31, 2023, it does not affect the long-term classification of the Loan Facility at May 31, 2023.

The Loan Facility also includes operational milestones and required revenue targets (which were amended during the quarter, refer to note 7) in order for the Company to comply with the conditions of the Loan Facility and to be able to borrow money forming part of the various tranches.

The Company’s ability to continue as a going concern for period of at least, but not limited to, 12 months from May 31, 2023 involves significant judgement and is dependent on its ability to obtain the support of the lender including the waiver of the Liquidity Breach, increase revenues and manage expenses to generate sufficient positive cash flows from operations and/or find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the United States Food and Drug Administration for its F8 formulation of Tesamorelin on or before March 31, 2024.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

(b)	Going concern uncertainty (continued)

Should management’s plans not materialize, the Company may be or remain in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional financing through the issuance of equity. Raising additional equity capital is subject to market conditions. If the Company is unable to secure additional financing, the Company could have to sell or liquidate its assets or resort to insolvency laws. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022. The term loan was reclassified from current at November 30, 2022 to long-term at May 31, 2023 as a result of the waiver received within the first quarter. There is no assurance that the lender will agree to amend or to waive potential future covenant breaches, if any.

These interim financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These interim financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these interim financial statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

(c)	Basis of measurement

The Company’s interim consolidated financial statements have been prepared on going concern and historical cost basis, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and Marathon Warrants, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 13.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

d)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2022.

e)	Functional and presentation currency

The Company’s functional currency is the United States dollar (USD).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2022 have been applied consistently in the preparation of these interim financial statements.

Changes in accounting policies

In the fourth quarter of fiscal 2022, the Company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities in the consolidated statement of cash flows. Previously, the Company elected to classify interest paid as cash flow from financing activities and interest received as cash flows from investing activities. Accordingly, the Company has recast the three-month period ended May 31, 2022, comparative financial information on the consolidated statement of cash flows resulting in previously reported cash flow used in operations decreasing by $103, and cash flow from investing activities decreased by $103.

The Company has recast the six-month period ended May 31, 2022 previously reported cash flow used in operations decreasing by $1,482, cash flow from financing activities increasing by $1,653 and cash flow used in investing activities decreasing by $171.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

2.	Significant accounting policies (continued)

Changes in accounting policies (continued)

Previously reported cash flows for the three-month period ended May 31, 2022, used in operating activities, used in financing activities and from investing activities were $1,147, $184 and $200, respectively and $5,252, $2,163 and $222 for the six-month period ended May 31, 2022.

New standard adopted

Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments apply for the Company’s annual reporting periods beginning on December 1, 2022, to contracts existing at the date when the amendments are first applied. At the date of initial application, the cumulative effect of applying the amendments is recognised as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated. The adoption of the standard did not have an impact on the financial statements.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2022 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated interim financial statements. Refer to Note 1 of the annual consolidated financial statements as at November 30, 2022 for a description of those standards.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	For the three-month periods ended May 31,

	2023	2022

EGRIFTA SV®	$10,853	$11,416
Trogarzo®	6,696	7,852

	$17,549	$19,268

	For the six-month periods ended May 31,

	2023	2022

EGRIFTA SV®	$23,564	$23,120
Trogarzo®	13,893	14,705

	$37,457	$37,825

Net sales by geography were as follows:

	For the three-month periods ended May 31,

	2023	2022

United States	$17,468	$19,070
Europe	81	198

	$17,549	$19,268

	For the six-month periods ended May 31,

	2023	2022

Canada	$-	$145
United States	37,113	37,169
Europe	344	511

	$37,457	$37,825

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

4.	Finance income and finance costs

	Note	For the three-month periods ended May 31,

		2023	2022

Net gain on financial instruments carried at fair value		$291	$-
Interest income		209	54
Net foreign currency gain		46	-
Finance income		546	54

Accretion expense and amortization of deferred financing costs	7, 8 and 9	(609)	(544)
Interest on convertible unsecured senior notes and term loan		(1,874)	(833)
Bank charges		(6)	(14)
Loss of financial instruments carried at fair value		-	(2)
Net foreign currency loss		-	(305)

Finance costs		(2,489)	(1,698)

Net finance costs recognized in net profit or loss		$(1,943)	$(1,644)

	Note	For the six-month periods ended May 31,

		2023	2022

Net gain on financial instruments carried at fair value		$115	$-
Gain on lease termination		121
Interest income		436	100
Finance income		672	100

Accretion expense and amortization of deferred financing costs	7, 8 and 9	(1,142)	(1,061)
Interest on convertible unsecured senior notes and term loan		(3,658)	(1,635)
Bank charges		(26)	(36)
Loss of financial instruments carried at fair value		-	(5)
Net foreign currency loss		(79)	(292)
Loss on debt modification – Issuance of warrants		(2,650)	-

Finance costs		(7,555)	(3,029)

Net finance costs recognized in net profit or loss		$(6,883)	$(2,929)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

5.	Inventories

In 2023, an inventory provision of $170 (2022 – nil) was recognized pending marketing approval of the F8 formulation and recorded in cost of sales.

In 2023, inventories for an amount of $3,295 was returned to TaiMed Biologics Inc. and accounts payable was reduced in total amount of €3,179 ($3,399).

6.	Provisions

	Chargebacks and rebates	Returns	Total

Balance as at November 30, 2021	$3,713	$410	$4,123

Provisions made	12,910	2,004	14,914
Provisions used	(10,358)	(929)	(11,287)
Effect of change in exchange rate	(233)	-	(233)

Balance as at November 30, 2022	$6,032	$1,485	$7,517

Provisions made	7,924	444	8,368
Provisions used	(8,268)	(164)	(8,432)
Effect of change in exchange rate	100	-	100

Balance as at May 31, 2023	$5,788	$1,765	$7,553

7.	Term Loan

On July 20, 2022, the Company entered into a credit agreement providing for up to $100,000 (the “Loan Facility”) in loan. The disbursement of the loan is available in four various tranches.

The salient features of the Loan Facility are as follows:

•	Senior secured term loan of up to $100,000 across four tranches;
•	$40,000 funded on July 27, 2022 (“Tranche 1 Loan”);
•

$20,000 (“Tranche 2 Loan”) to be made available no later than June 30, 2023 if the Company has had net revenues of at least $75,000 for the 12-month period immediately preceding the funding of the Tranche 2 Loan, conditional upon the submission to the FDA of the results from a human factors validation study the

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

7.	Term Loan (continued)

Company is currently conducting (the “HFS Study”) and subject to the Company not being in default of its obligations under the Loan Facility. In the first quarter of the year, the lender removed the condition to submit to the FDA the results from the HFS Study the Company is currently conducting. In the second quarter of the year, the Company amended the 12-month revenue target condition. Tranche 2 was funded on June 21, 2023. Refer to note 15;

•

$15,000 (“Tranche 3 Loan”) to be made available no later than March 2024 if the Tranche 2 Loan has been drawn and the Company has obtained approval from the FDA for its F8 formulation of tesamorelin, has had net revenues of at least $90,000 in the 12-month period preceding the funding of the Tranche 3 Loan and if the Company is not in default of its obligations under the Loan Facility;

•

Up to an additional $25,000 (“Tranche 4 Loan”) to be made available if the Tranche 3 Loan has been drawn and the Company has had at least $110,000 in net revenues in the 12-month period preceding the funding of the Tranche 4 Loan and at least $20,000 in EBITDA for the same period (as defined in the Loan Facility document until December 31, 2024);

•

The Loan Facility has an initial term of five years (six years if Tranche 3 Loan is drawn), provides for an interest-only period of 24 months (36 months if Tranche 3 Loan is drawn), and bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024 (July 2025 if the Tranche 3 Loan is funded on or prior to December 31, 2023);

•

The Loan Facility provides quarterly revenue targets and minimum liquidity covenants. Until the F8 formulation is approved, the Company must maintain at all times cash, cash equivalents and eligible short-term investments in the amount of $20,000 in specified accounts which amount will be increased to $30,000 if the Company has not obtained approval from the FDA for its F8 formulation by March 31, 2024;

•

The Loan Facility restricts the ability to incur additional debt, acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances. A breach of the terms and conditions of the Loan Facility will create an event of default resulting in an increase of 300 basis points on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt, and not advance any additional tranches. Refer to note 15 for details of a breach which occurred after period end;

•

The term loan also includes a covenant prohibiting the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm, but the lender amended the Loan Facility on February 27, 2023 to exclude for the fiscal year ended November 30, 2022;

•	Refer to note 10(b) for the Marathon Warrants issued in the first quarter related to the February 27, 2023 amendments to this term loan.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

7.	Term Loan (continued)

The movement in the carrying value of the term loan is as follows:

Proceeds from Loan Facility on July 27, 2022	$ 40,000

Transaction costs	(2,285)

Accretion expense	179

Term loan as at November 30, 2022	$ 37,894

Transaction costs	(78)

Accretion expense	289

Term loan as at May 31, 2023	$ 38,105

The lender has a first ranking security interest on all of our assets, subject to certain credit card arrangements restrictions.

8.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2021	$ 54,227

Changes from financing cash flows:

Cash paid on repurchase	(28,546)
Transaction costs incurred	(73)

Other changes:

Gain on repurchase	(357)
Accretion expense	1,644

Convertible unsecured senior notes as at November 30, 2022	$ 26,895

Accretion expense	478

Convertible unsecured senior notes as at May 31, 2023	$ 27,373

The convertible unsecured senior notes were redeemed on June 30, 2023 (Refer to note 15).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

9.	Lease liabilities

Carrying value

Balance as at November 30, 2021	$ 2,518

Accretion expense	157
Lease payments	(605)
Effect of change in exchange rates	(148)

Balance as at November 30, 2022	$ 1,922

Accretion expense	55
Lease payments	(221)
Effect of change in exchange rates	16
Termination (a)	(920)
New lease	342

Balance as at May 31, 2023	$ 1,194
Current portion	(397)

Non-current portion	$ 797

(a)

On February 17, 2023, the Company terminated its lease in Ireland. Accordingly, the Company reduced its right-of-use assets by $799, the lease liabilities by $920 and recorded a gain on lease termination of $121. The gain is presented in finance costs (Note 4)

(b)	On March 1, 2023, the Company signed a new lease in Ireland. Accordingly, the Company recorded a right-of-use asset and a lease liability of $342.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants

a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each unit comprises one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a Public Offering Warrant) and is classified in Share Capital and Public Offering Warrants within equity. During the six-month period ended May 31, 2023, no Warrants were exercised and there were 8,130,550 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

b)	Marathon Warrants

On February 27, 2023, the Company issued to affiliates of Marathon Asset Management (collectively, “Marathon”), prorata to their participation under the Loan Facility, an aggregate of 5,000,000 common share purchase warrants (the “Marathon Warrants”). Each Marathon Warrant entitles the holder thereof to subscribe for one common share of the Company at a price of $1.45 for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.

The Marathon Warrants were issued as consideration for various amendments made to the Loan Facility, including:

•	An amendment to remove the second tranche condition requiring the Company to have filed with the FDA the results of its HFS Study before June 30, 2023; and

•	An amendment to allow for the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

b)	Marathon Warrants (continued)

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was substantial modification and it was concluded that the modification was not substantial. For the six-month period ended May 31, 2023, $2,650 was recorded as loss on debt modification using the Black-Sholes model and the following assumptions. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement of $300 for both the three and six month periods ended May 31, 2023.

	Measurement date as at May 31, 2023	Issuance date measurement

Risk-free interest rate	3.64%	3.92%

Expected volatility	56.9%	61.985%

Average option life in years	6.75 years	7 years

Share price	$ 0.95	0.95

Warrant exercise price	$ 1.45	1.45

With the issuance of the Marathon Warrants, the Company incurred transaction costs totalling $196 which $78 was allocated to the term loan and $118 recorded as deferred financing costs relating to the upcoming Loan Facility tranches.

c)	Stock option plan

The Company has established a stock option plan (Plan) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. On March 3, 2022, the Company’s Board of Directors amended the Plan to convert it from a “fixed plan” to a “rolling plan”, whereby the maximum number of Common Shares which may be issued under the Plan (and under any other security-based compensation arrangements of the Company) will be changed from a fixed number of Common Shares to a number of Common Shares equal to 10% of all Common Shares issued and outstanding from time to time, on a non-diluted basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of Common Shares issuable will be replenished and exercised options will be available to be regranted in the future. Shareholders ratified this amendment on May 10, 2022. On May 31, 2022, a maximum number of 9,512,163 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

c)	Stock option plan (continued)

years. As at May 31, 2023, 7,764,232 options could still be granted by the Company (2022 – 3,852,964) under the Plan.

All options are to be settled by the physical delivery of common shares.

Changes in the number of options outstanding during the past two years were as follows:

	Weighted average exercise price per option

	Number of options	CAD	USD
Options oustanding in CA$

Options as at November 30, 2021 – CA$	3,190,284	$3.83	$3.00
Granted – CA$	2,144,389	4.20	3.28
Forfeited – CA$	(112,879)	4.06	3.17
Exercised (share price: CA$3.77 (US$3.27))	(400,000)	0.75	0.60

Options outstanding as at May 31, 2022 – CA$	5,221,794	$3.98	$3.15

Options as at November 30, 2022 – CA$	4,720,160	3.98	2.96
Granted – CA$	3,168,773	1.29	0.95
Forfeited – CA$	(37,891)	5.35	3.99

Options outstanding as at May 31, 2023 – CA$	7,851,042	$2.89	$2.13

Options exercisable as at May 31, 2023 – CA$	3,397,073	$3.78	$2.79

Options oustanding in US$
Options as at November 30, 2021 – US$	80,733	-	3.09
Granted – US$	356,672	-	2.40

Options outstanding as at May 31, 2022 – US$	437,405	$-	$2.53

Options exercisable as at May 31, 2022 – US$	26,909	$-	$3.09

Options as at November 30, 2022 – US$	426,571	-	2.50
Granted – US$	815,739	-	0.95
Forfeited – US$	(10,000)		1.58

Options outstanding as at May 31, 2023 – US$	1,232,310	$-	$1.48

Options exercisable as at May 31, 2023 – US$	179,446	$-	$2.42

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

c)	Stock option plan (continued)

During the six month period ended May 31, 2023, $1,338 (2022 – $2,194) were recorded as share based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black Scholes model and the following weighted average assumptions:

	2023	2022
Options granted in CA$

Risk-free interest rate	3.33%	2.99%
Expected volatility	64.3%	58.4%
Average option life in years	9.5 years	8.5 years
Grant-date share price	$0.95 (CA$1.29)	$2.67 (CA$3.38)
Option exercise price	$0.95 (CA$1.29)	$2.67 (CA$3.38)

	2023	2022
Options granted in US$

Risk-free interest rate	3.92%	2.9%
Expected volatility	62%	58%
Average option life in years	9.5 years	8.5 years
Grant-date share price	$0.95	$2.59
Option exercise price	$0.95	$2.59

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

c)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options granted in CA$
For the three and six-month periods ended May 31, 2023	3,168,773	$0.69 (CA$0.94)
For the three and six-month periods ended May 31, 2022	2,144,389	$3.32 (CA$4.20)

	Number of options	Weighted average grant date fair value

Options granted in US$
For the three and six-month periods ended May 31, 2023	815,739	$0.68
For the three and six-month periods ended May 31, 2022	356,672	$2.03

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

d)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $10,013 (2022 - $22,727) for the three-month periods and of $20,456 (2022 – $31,759) for the six-month periods and a weighted average number of common shares outstanding of 96,806,299 (2022 – 95,121,639), calculated as follows:

	For the three and six-month periods ended May 31,
	2023	2022

Issued common shares as at December 1	96,806,299	95,121,639

Weighted average number of common shares, basic and diluted	96,806,299	95,121,639

For the three and six-month periods ended May 31, 2023, 9,083,352 (2022 – 5,659,199) share options, 8,130,550 Public offering Warrants, 5,000,000 Marathon Warrants and 1,851,852 common shares potentially issuable from the conversion of the $27,467 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

11.  Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	May 31, 2023	May 31, 2022

Additions to property and equipment included in accounts payable and accrued liabilities	$15	$109
Deferred financing costs included in accounts payable and accrued liabilities	$50	$-

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

12.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2022, considering the update below.

13.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:    Defined as observable inputs such as quoted prices in active markets.

Level 2:    Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:    Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at May 31, 2023, was approximately $25,408 (Level 1) based on market quotes.

The Company has determined that the carrying value of its term loan approximates its fair value because the terms were modified near the end of the first quarter of 2023.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

13.	Determination of fair values (continued)

Share-based	payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted a period equal to the expected life), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The Marathon Warrants and deferred stock units liability are recognized at fair value and considered Level 3 in the fair value hierarchy. The fair value of the DSUs is determined using the quoted price of the common shares of the Company. The fair value of the Marathon Warrants is determined using the Black Sholes model refer to note 10(c).

14.	Operating segments

The Company has a single operating segment. Over 99% (2022 – 98%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the three-month periods ended May 31,
	2023	2022

RxCrossroads	$17,468	$19,070
Others	81	198

	$17,549	$19,268

	For the six-month periods ended May 31,
	2023	2022

RxCrossroads	$37,113	$37,169
Others	344	656

	$37,457	$37,825

All of the Company’s non current assets are located in Canada, the United States and Ireland. Of the Company’s non-current assets of $17,604, $17,189 as at May 31, 2023 are located in Canada, $55 are located in the United States and $360 are located in Ireland.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

For the three- and six-month periods ended May 31, 2023 and 2022

(Unaudited)

15.	Subsequent events

On June 21, 2023, the Company drew down on $20,000 Tranche 2 Loan, for a net proceeds of approximately $19,300.

On June 30, 2023, the Company redeemed all of the issued and outstanding convertible unsecured notes for proceeds of $27,467.

On July 3, 2023, the Company defaulted under the minimum liquidity covenant resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collaterized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. The Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. The Company obtained a temporary reduction in the minimum liquidity covenant amount until July 28, 2023, however the lender has not waived its rights related to the default at this time. The Company and the lender agreed to discuss an extension of the reduction of the minimum liquidity covenant amount and the conditions related thereto, if any. There can be no assurance that an agreement will be reached with the lender.

As a result of the weakness in the Company’s net revenues in the first half of the 2023 fiscal year, the Company has initiated a reorganization mainly focused on its R&D activities. As such, a charge of approximately $1,500 related to anticipated severance and other costs is expected to be recorded in the remainder of fiscal 2023.